EXECUTION COPY
SATÉLITES MEXICANOS, S.A. DE C.V.,
AND
THE BANK OF NEW YORK
As Agent
FOR THE BENEFIT OF
HOLDERS OF
TRUST INTERESTS
Agency Agreement

Dated as of November 30, 2006

1

AGENCY AGREEMENT
     AGREEMENT dated as of November 30, 2006 between SATÉLITES MEXICANOS, S.A. de C.V., incorporated under the Laws of Mexico (including its successors, the “Company”) and THE BANK OF NEW YORK, a New York banking corporation, as the Agent, for the benefit of all Holders from time to time of Trust Interests.
W I T N E S S E T H :
     WHEREAS, pursuant to the First Amended Chapter 11 Plan of Reorganization of the Company (the “Chapter 11 Plan”), dated as of September 8, 2006, and the Order of the United States Bankruptcy Court, Southern District of New York, confirming the Chapter 11 Plan, dated as of October 26, 2006, the Company will issue the Bondholder Shares and deliver those shares to Deutsche Bank México, S.A., Institución de Banca Múltiple, División Fiduciaria, as the Equity Trust Trustee under the Equity Trust Agreement, for the benefit of the Holders;
     WHEREAS, the Agent has agreed to execute the Accession Instrument, pursuant to which the Agent will become a party to the Equity Trust Agreement as a settlor and beneficiary thereunder, as agent for the Holders;
     WHEREAS, pursuant to the Equity Trust Agreement, the Equity Trust Trustee will issue one or more global trust certificates (the “Global Trust Certificate”) representing the Trust Interests, in the name of Cede & Co., as nominee for The Depository Trust Company (“DTC”), and will deliver the Global Trust Certificate to the Agent as custodian hereunder; and
     WHEREAS, pursuant to the Chapter 11 Plan, the Company desires to appoint the Agent as agent for the Holders for the purposes set forth in this Agreement and the Equity Trust Agreement.
     NOW, THEREFORE, in consideration of the premises, the parties hereto agree as follows:
ARTICLE I
Definitions
     The following definitions shall for all purposes, unless otherwise clearly indicated, apply to the respective terms used in this Agreement:
     “Accession Instrument” shall have the meaning set forth in the Equity Trust Agreement.
     “Additional Bondholder Shares” shall mean any shares of Capital Stock issued to or received by the Equity Trust Trustee in respect of the Bondholder Shares, whether by dividend, distribution, split, recapitalization or pursuant to subscription.
     “Additional Units” shall have the meaning set forth in Article V hereof.
     “Agent” shall mean The Bank of New York and any successor as agent hereunder.

     “Agreement” shall mean this Agency Agreement, as the same may be amended from time to time in accordance with the provisions hereof.
     “Bondholder Shares” shall mean (i) initially, 7,166,667 Class II, Series B Shares and 29,395,833 Class II, Series N shares of the Capital Stock of the Company, issued to the Equity Trust Trustee on behalf of the beneficial holders of the Existing Bonds pursuant to the Chapter 11 Plan (ii) and thereafter, such shares described in clause (i) plus any Additional Bondholder Shares.
     “Business Day” shall mean any day other than Saturdays, Sundays, any day which is a holiday pursuant to the Federal Labor Law (Ley Federal del Trabajo) of Mexico and any day when banks are required or authorized to close in Mexico City, Federal District or New York, NY.
     “Capital Stock” shall mean the corporate capital of the Company.
     “Chapter 11 Plan” shall have the meaning set forth in the first recital hereto.
     “Commission” shall mean the Securities and Exchange Commission of the United States or any successor governmental agency in the United States.
     “Company” shall have the meaning set forth in the preamble hereto.
     “Corporate Trust Office”, when used with respect to the Agent, shall mean the office of the Agent which at the date of this Agreement is 101 Barclay Street, Floor 4E, New York, New York 10286 .
     “deliver”, “deposit”, “surrender” or “transfer”, when used with respect to Trust Interests, shall refer, where the context requires, to an entry or entries or an electronic transfer or transfers in accounts maintained with an institution authorized under applicable Law to effect transfers of Trust Interests.
     “Demand Request” shall have the meaning set forth in the Registration Rights Agreement, dated as of November 30, 2006, by the Company for the benefit of certain holders of the Trust Interests.
     “Dollars” shall mean United States dollars.
     “DTC” shall have the meaning set forth in the third recital hereto.
     “Equity Trust Agreement” shall mean that certain Administration Trust Agreement No. F/589, dated as of November 28, 2006, among the Company, the Equity Trust Trustee and the other parties thereto, an English translation of which is annexed as Exhibit A hereto.
     “Equity Trust Trustee” shall mean Deutsche Bank México, S.A., Institución de Banca Múltiple, División Fiduciaria, and any successor as trustee under the Equity Trust Agreement.

     “Existing Bonds” shall mean the 10-1/8% Unsecured Senior Notes due November 1, 2004, issued by the Company pursuant to that certain indenture dated as of February 2, 1998, in the aggregate principal amount of $320,000,000.
     “Foreign Currency” shall mean any lawful currency other than Dollars.
     “Global Trust Certificate” shall have the meaning set forth in the third recital hereto.
     “Governmental Authority” means any government, whether federal, state or municipal, or any ministry, department, court, commission, board, branch, agency, institution or similar authority of any such government.
     “Holder” shall mean, initially, the beneficial holders of the Existing Bonds that, pursuant to the Chapter 11 Plan, were exchanged, in part, for the interests in the Bondholder Shares evidenced by the Global Trust Certificate; thereafter, “Holder” shall mean each Person that at such time owns any Trust Interests, as evidenced by the books and records of the Agent. To the extent any Holder is an agent or financial intermediary holding Trust Interests for or on behalf of any beneficial owner, then, for purposes hereof, the Holder shall make all distributions to and obtain any voting and other instructions from such beneficial owner in accordance with such Holder’s customary procedures.
     “Laws” shall mean all laws, treaties, regulations, standards, decrees, rules, decisions, judgments, orders, injunctions, interpretations, authorizations and directives issued by any Governmental Authority having jurisdiction over the matter in question and which are in effect at the time in question.
     “Mexico” shall mean the United Mexican States.
     “Notice of Subscription” shall have the meaning set forth in Article V hereof.
     “Notice of Vote” shall have the meaning set forth in Section 7.1 hereof.
     “Person” shall mean any natural person, corporation, business trust, joint venture, association, company, partnership, limited liability company or government, individual or family trusts, or any agency or political subdivision thereof.
     “Requisite Vote” shall mean the affirmative vote of Holders representing at least 66 2/3% of the Units; calculation of the requisite percentage of affirmative vote shall be based on the percentage of those respective Units that actually respond with respect to any request for direction or vote given by the Agent pursuant to Section 7.1.
     “Sale Proceeds” shall mean any cash or non-cash proceeds realized from the sale or transfer of the Bondholder Shares by the Equity Trust Trustee pursuant to the Equity Trust Agreement.
     “Securities Act” shall mean the United States Securities Act of 1933, as from time to time amended.

     “Trust” shall mean that certain trust created pursuant to the Equity Trust Agreement.
     “Trust Interests” shall mean the beneficial interests in the Equity Trust evidenced by the Global Trust Certificate, that initially correspond to the Bondholder Shares, and thereafter to Bondholder Shares, any dividends or distributions in respect of such Bondholder Shares and/or Sale Proceeds.
     “Units” shall mean, initially, Trust Interests corresponding to a beneficial interest in 22.395834375 Class II Series B shares of Capital Stock and 91.861978125 Class II Series N shares of Capital Stock, and thereafter, such other ratio as may be established pursuant to the terms hereof. The number of Units shall initially be 320,000 and, thereafter, shall include any Additional Units.
ARTICLE II
Deposit of Global Trust
Certificate, Transfer of Units, Powers of Agent
     SECTION 2.1. Evidence of Ownership of Units
     Trust Interests shall be held in denomination of Units only or in fractional parts thereof. The Agent shall maintain books on which the ownership and transfer of Units shall be registered. The Agent’s books shall be conclusive evidence of the ownership of each Holder of Units absent manifest error. No Holder shall be entitled to receive a physical certificate representing Units, Trust Interests or Bondholder Shares, and each Holder’s ownership of Units shall be reflected only in accordance with the procedures of the Agent as set forth herein. Ownership of the Units shall be recorded on the books of the Agent in accordance with the list provided by DTC on the date hereof and thereafter the Agent shall record any registrations of transfer in accordance with the terms of this Agreement.
     SECTION 2.2. Deposit of Global Trust Certificate; Agent as Agent of Holders
     On the date hereof, pursuant to the direction of the Company the Agent shall direct the Equity Trust Trustee to deliver the Global Trust Certificate, representing the beneficial ownership of the Holders of the Bondholder Shares held by the Equity Trust Trustee pursuant to the Equity Trust Agreement, issued in the name of Cede & Co., as nominee for DTC, to the Agent, as custodian for the benefit of the Holders. The Agent shall not transfer or lend the Global Trust Certificate or any interest therein. The Agent will exercise any powers and rights granted to it, pursuant to this Agreement, with reasonable care.
     The Agent is deemed to be the agent of the Holders, and shall perform all actions and exercise all powers on behalf and for the benefit of the Holders (in compliance with applicable Law), which are authorized by a Requisite Vote in accordance with the terms of this Agreement and the Equity Trust Agreement.
     The Agent is hereby authorized to enter into a letter of representations with DTC and to act in accordance with such letter.

     SECTION 2.3. Transfer of Units
     The Agent, subject to the terms and conditions of this Agreement, shall register transfers of Units on its transfer books from time to time, upon written notice by both the Holder transferring such Units and the transferee (such notice to be delivered at least 3 Business Days prior to the effective transfer date).
     None of the Company, the Agent or any of their respective agents shall have any duty to monitor, determine or inquire as to compliance with any restrictions on transfer that may be imposed under applicable Law other than as expressly set forth in this Agreement. Each Holder that transfers Units shall be responsible for ensuring that any such transfer complies with the Securities Act.
     SECTION 2.4. Limitations on Transfer of Units
     As a condition precedent to the delivery, registration of and transfer of Units, or the delivery of any distribution thereon, the Agent may require (i) payment from the Holder (in accordance with the terms hereof) of a sum sufficient to reimburse it for any tax or other governmental charge and any transfer or registration fee with respect thereto and payment of any applicable fees as herein provided, (ii) the production of proof satisfactory to it as to the identity and genuineness of any signature and (iii) compliance with such reasonable regulations as the Agent may establish consistent with the provisions of this Agreement, including, without limitation, this Section 2.4.
     The delivery and registration of Units may be suspended, or the transfer of Units in particular instances may be refused, or the registration of transfer of outstanding Units generally may be suspended, during any period when the transfer books of the Agent are temporarily closed, or if any such action is reasonably deemed necessary or advisable by the Agent at any time or from time to time because of any requirement of Law or of any government or governmental body or commission, or under any provision of this Agreement.
     SECTION 2.5. Maintenance of Records
     The Agent agrees to maintain records of all Units transferred pursuant to Section 2.3, in keeping with procedures customarily followed by stock transfer agents located in The City of New York or as required by the Laws or regulations governing the Agent. Prior to destroying any such records, the Agent will notify the Company and will turn such records over to the Company upon its written request.

ARTICLE III
Certain Obligations of Holders
     SECTION 3.1. Filing Proofs, Certificates and Other Information
     Any Holder or transferee of Units may be required from time to time to file with the Agent and the Company such proof of citizenship or residence or exchange control approval, to execute such certificates, to provide such information and to make such representations and warranties, as may be required by applicable Law. The Agent may withhold the delivery or registration of transfer of Units or the distribution of any dividend or distribution or proceeds with respect thereto or any delivery of any Sale Proceeds or Bondholder Shares until such proof or other information is filed or such certificates are executed or such representations and warranties made.
     SECTION 3.2. Liability of Holder for Taxes
     If any tax or other governmental charge shall become payable by the Agent with respect to any Units (or Bondholder Shares or Sale Proceeds), or the transfer thereof, such tax or other governmental charge shall be shall be the responsibility of and, if applicable, payable solely and exclusively by the Holder of such Unit in accordance with applicable Law. The Agent shall not be responsible for the calculation, withholding, reporting, entering or payment of any taxes or governmental charges arising from the transfer of Units or upon any distribution made by the Company on account of the Bondholder Shares including, without limitation, the distribution of Sale Proceeds to the Holders, except if required by applicable Law. The Company shall not assume any obligation to the Holder or the Agent for the calculation, withholding, reporting, entering or payment of any taxes or governmental charges arising from the transfer of Units or upon any distribution made by the Company on account of the Bondholder Shares including, without limitation, the distribution of Sale Proceeds to the Agent pursuant to the terms of the Equity Trust Agreement.
     Notwithstanding anything to the contrary set forth herein, the Agent shall distribute to the Holders the Sale Proceeds received by the Agent from the Equity Trustee from the sale of the Bondholder Shares, and may not deduct, withhold or exercise a right of set-off with respect to any payment required to be made to or by it under this Agreement, unless a deduction of or withholding from such proceeds is required by applicable Law, in which event the Agent shall make such deduction or withholding and remit to the appropriate governmental agency the full amount so deducted or withheld but only if, and to the extent, required by applicable Law.
ARTICLE IV
Distributions
     SECTION 4.1. Cash Distributions
     Whenever the Agent shall receive any cash dividend or other cash distribution or cash proceeds on or in respect of the Units (or the Bondholder Shares), including, without limitation,

any cash Sale Proceeds, the Agent shall, as promptly as practicable, subject to the provisions of Sections 4.5 and 4.6, distribute the amount thus received to the Holders entitled thereto, in proportion to the aggregate number of Units held by them respectively. The Agent shall distribute only such amount, however, as can be distributed without attributing to any Holder a fraction of one cent. Any such fractional amounts shall be rounded to the nearest whole cent and so distributed to Holders entitled thereto.
     SECTION 4.2. Distributions Other Than Cash and Additional Trust Interests
     Whenever the Agent shall receive any distribution on or in respect of the Units (or the Bondholder Shares), other than a distribution described in Sections 4.1, 4.3 or 4.4, the Agent shall, as promptly as practicable, subject to the provisions of Sections 4.5 and 4.6, cause the securities or property received by it to be distributed to the Holders entitled thereto, in proportion to the aggregate number of Units held by them respectively, in any manner that the Agent reasonably may deem equitable and practicable for accomplishing such distribution; provided, however, that if in the reasonable opinion of the Agent such distribution cannot be made proportionately among the Holders entitled thereto, or if for any other reason the Agent reasonably deems such distribution not to be feasible, the Agent may, after a request of direction from the Holders pursuant to Section 7.1, if practicable, adopt such method as it reasonably may deem equitable and practicable for the purpose of effecting such distribution as promptly as practicable, including, but not limited to, the public or private sale of the securities or property thus received, or any part thereof, and the net proceeds of any such sale shall be distributed by the Agent to the Holders entitled thereto, all in the manner and subject to the conditions described in Section 4.1; provided, however, that no distribution to Holders pursuant to this Section 4.2 shall be unreasonably delayed by any action of the Agent or any of its agents. Until such time as such securities or property or the net proceeds thereof are distributed to Holders as provided in this Section 4.2, the same shall be held by the Agent as agent for the Holders pursuant to this Agreement.
     SECTION 4.3. Pro Rata Dividends or Distribution on Capital Stock
     If a pro rata dividend or distribution of additional Capital Stock in respect of all or a series of the then outstanding shares of Capital Stock of the Company occurs, each Unit registered on the books of the Agent shall thenceforth also represent the pro rata increase in the number of shares of the applicable series of Capital Stock.
     SECTION 4.4. Distribution of Capital Stock
     If for any reason, including termination of the Equity Trust Agreement, the Agent shall receive any distribution of Capital Stock, the Agent shall hold such Capital Stock for the benefit of the Holders until a Requisite Vote approves the delivery of such Capital Stock ratably to each Holder, or approves a sale, transfer or other disposition of such Capital Stock, the proceeds of which shall be distributed ratably to each Holder in the same manner as provided in Section 4.1.
     SECTION 4.5. Conversion of Foreign Currency

     Whenever the Agent shall receive Foreign Currency, by way of dividends or other distributions, proceeds from the sale of non-cash dividends or distributions or Sale Proceeds, and if at the time of the receipt thereof the Foreign Currency so received can, pursuant to applicable Laws and regulations and in the reasonable judgment of the Agent, be converted on a reasonable basis into Dollars and the resulting Dollars transferred to the United States, the Agent shall convert or cause to be converted, as promptly as practicable, by sale or in any other manner that it may reasonably determine, such Foreign Currency into Dollars, and such Dollars shall be distributed, as promptly as practicable, to the Holders entitled thereto in the same manner as provided in Section 4.1. Such distribution may be made upon an averaged or other practicable basis without regard to any distinctions among Holders on account of exchange restrictions or otherwise.
     If such conversion or distribution can be effected only with the approval or license of any government or agency thereof, the Agent shall, as promptly as practicable, file such application for approval or license, if any, as is reasonably necessary to effect such conversion or distribution.
     If at any time the Agent, pursuant to applicable Laws and regulations and its reasonable judgment, shall determine that any Foreign Currency received by the Agent is not convertible on a reasonable basis into Dollars transferable to the United States, or if any approval or license of any government or agency thereof which is required for such conversion is denied or in the reasonable judgment of the Agent is not obtainable, or if any such approval or license is not obtained within a reasonable period as reasonably determined by the Agent, the Agent may distribute the Foreign Currency (or an appropriate document evidencing the right to receive such Foreign Currency) received by the Agent to, or in its discretion, if practicable, may hold such Foreign Currency uninvested and without liability for interest thereon for the respective accounts of, the Holders entitled to receive the same.
     If any such conversion of Foreign Currency, in whole or in part, cannot be effected for distribution to some of the Holders entitled thereto, the Agent may, in its discretion, if practicable, make such conversion and distribution in Dollars to the extent permissible to the Holders entitled thereto and may distribute the balance of the Foreign Currency received by the Agent to, or hold such balance uninvested and without liability for interest thereon for the respective accounts of, the Holders entitled thereto.
     SECTION 4.6. Withholding
     In the event that the Agent shall be required to withhold and does withhold from any cash dividend or other cash distribution an amount on account of taxes as provided in Section 3.2 above, the amount distributed to the Holders shall be reduced accordingly. In such event the Agent or its agent shall make such deduction or withholding and remit to the appropriate governmental agency the full amount so deducted or withheld but only if, and to the extent, required by applicable Law. The Agent will forward to the Company or the Equity Trust Trustee, as applicable, or their respective agent, in a timely manner such information from its records as the Company or the Equity Trust Trustee may reasonably request to enable it or its agent to file necessary reports with governmental agencies, and the Agent, the Company, the

Equity Trust Trustee, or their respective agent may file any such reports necessary to obtain benefits under applicable tax treaties for the Holders.
     In the event that the Agent shall be required to withhold any tax or other governmental charge (or is directed by a Requisite Vote to withhold such tax or other governmental charge) with respect to any distribution in property (other than additional Units), the Agent may by public or private sale dispose of all or a portion of such property in such amounts and in such manner as the Agent reasonably deems necessary and practicable to pay such taxes or charges and the Agent shall distribute the net proceeds of any such sale after deduction of such taxes or charges and any unsold balance of such property in accordance with the provisions of this Agreement.
ARTICLE V
Rights to Subscribe to New Issuances of Capital Stock
     Within two Business Days of a shareholder resolution that authorizes an increase in the Capital Stock of the Company, pursuant to which holders of Capital Stock of the Company have the right to subscribe and pay for the shares of Capital Stock of the Company being issued as a result thereof, the Company shall prepare and deliver to the Agent a statement describing the nature and amount of such increase in Capital Stock, the number of new shares of Capital Stock that may be acquired by subscription for each share of Capital Stock currently outstanding and the amount that must be paid to subscribe for each new share of Capital Stock (a “Notice of Subscription”).
     Upon receipt of notice from the Equity Trust Trustee regarding increases in Capital Stock described in the foregoing paragraph, the Agent shall, three Business Days after receipt of such notice, mail to the Holders a notice, which notice shall be in the form attached as Exhibit B, which shall contain (a) such information as is contained in such notice received by the Agent and a copy of the Notice of Subscription, (b) a statement that the Holders as of the close of business on a specified record date will be entitled, subject to applicable provision of Mexican Law, the by-laws of the Company and the Equity Trust Agreement, to instruct the Agent to issue a Shareholder Action Notice to the Equity Trust Trustee pursuant to the provisions of clause 8(c) of the Equity Trust Agreement and to subscribe and pay for their pro rata portion of such shares and (c) a statement as to the manner in which such instructions may be given and the amount of funds that need to be delivered to the Agent to do so. Upon written request of a Holder as of such record date and the delivery of requisite funds, on or prior to the date established by the Agent for such purpose, the Agent shall issue a Shareholder Action Notice to the Equity Trust Trustee, which shall be in the form attached hereto as Exhibit C, pursuant to the provisions of clause 8(c) of the Equity Trust Agreement and shall subscribe and pay for such additional shares of Capital Stock for the benefit of such Holder. If a Holder does not provide a written request and the requisite funds, on or prior to the date established by the Agent for such purpose, the Agent shall have no obligation issue a Shareholder Action Notice to the Equity Trust Trustee pursuant to the provisions of clause 8(c) of the Equity Trust Agreement and to subscribe and pay for additional shares of Capital Stock for the benefit of such Holder.

     Any such additional shares shall be evidenced as Units on the books and records of the Agent with each such Unit corresponding to a beneficial interest in 114.2578125 shares of Class II, Series B, Class II, Series N or other classes or series of Capital Stock (the “Additional Units”). Agent shall note in its books and records the ratio of Class II, Series B, Class II, Series N or other classes or series of Capital Stock represented by each Additional Unit.
ARTICLE VI
Fixing of Record Date
     Whenever (i) any dividend or other distribution in respect of the Bondholder Shares or any proceeds of any sale or disposition of such dividends or distributions or any Sale Proceeds shall become payable, (ii) an increase in the Capital Stock of the Company, pursuant to which holders of Capital Stock of the Company have the right to subscribe and pay for the shares of Capital Stock of the Company being issued as a result thereof, or (iii) the Agent shall receive notice of any shareholders meeting of the Company or any other event that requires the vote of holders of Capital Stock pursuant to the by-laws of the Company or Mexican Law, including any action requiring a Shareholder Action Notice pursuant to the Equity Trust Agreement, or any vote of or request of direction by Holders of the Units or the Agent pursuant to the Equity Trust Agreement or by Holders pursuant to this Agreement shall be required to be obtained or given, (iv) for any reason the Agent causes or seeks to cause a change in the number of shares of Capital Stock represented by each Unit (other than pursuant to Article V), or (v) the Agent shall otherwise find it necessary or convenient, the Agent shall fix a record date (a) for the determination of the Holders who shall be (x) entitled to receive such dividend, distribution or the net proceeds of such sale or disposition or any Sale Proceeds, (y) entitled to subscribe for additional shares of Capital Stock pursuant to Article V or (z) entitled to give instructions for the exercise of voting rights at any such meeting or otherwise or to provide a direction, as applicable, or (b) on or after which each Unit will represent the changed number of shares of Capital Stock (other than pursuant to Article V above). Subject to the provisions of Sections 4.1 through 4.5 and to the other terms and conditions of this Agreement, the Holders on such record date shall be entitled, as the case may be, to receive the amount distributable by the Agent with respect to such dividend or other distribution or the proceeds of such sale or disposition or such Sale Proceeds in proportion to the aggregate number of Units held by them respectively and to give voting instructions and to act in respect of any other such matter.
     To the extent practicable, the record date fixed by the Agent for the determination of the Holders who will be entitled to receive such dividend, distribution, or proceeds, or such Sale Proceeds, or entitled to give instructions for the exercise of such voting rights shall be the same as the record date fixed under the Equity Trust Agreement, or if there is no such date exists, the record date shall be the date that is ten Business Days prior to the effectiveness or the consummation of the transactions described in clauses (i) through (iv) of the foregoing paragraph.

ARTICLE VII
Request for Direction or Vote
     SECTION 7.1. Procedure
     Within two Business Days of the earlier of (i) obtaining knowledge of any shareholders meeting of the Company or any other event that requires the vote of holders of Capital Stock pursuant to the by-laws of the Company or Mexican Law, including any action requiring a Shareholder Action Notice pursuant to the Equity Trust Agreement or (ii) the board of directors of the Company calling for any shareholders meeting of the Company or any other event that requires the vote of holders of Capital Stock pursuant to the by-laws of the Company or Mexican Law, including any action requiring a Shareholder Action Notice pursuant to the Equity Trust Agreement, the Company shall prepare and deliver to the Agent a statement describing the matter or matters to be voted upon, including a list of resolutions that will be submitted for vote (a “Notice of Vote”). The Company assumes no obligation nor shall it be subject to any liability under this Agreement to any Holder or the Agent in connection with the preparation and delivery of a Notice of Vote, except to the extent that such liability may arise due to the Company’s gross negligence or bad faith.
     Whenever the Agent shall receive written notice of any shareholders meeting of the Company or any other event that requires the vote of holders of Capital Stock pursuant to the by-laws of the Company or Mexican Law, including any action requiring a Shareholder Action Notice pursuant to the Equity Trust Agreement or that requires a vote or other direction by Holders of the Units or the Agent pursuant to the Equity Trust Agreement, Agent shall, within three Business Days of receiving such notice, mail to the Holders a notice, which notice shall be in the form attached as Exhibit D, which shall contain (a) such information as is contained in such notice of meeting or other event received by the Agent from the Equity Trust Trustee and a copy of the Notice of Vote, (b) a statement that the Holders as of the close of business on a specified record date will be entitled, subject to any applicable provision of Mexican Law, the by-laws of the Company or the Equity Trust Agreement, to instruct the Agent as to the exercise of the voting rights or other direction, if any, pertaining to the amount of Capital Stock or Units and (c) a statement as to the manner in which such instructions may be given. If a proposed action or direction receives the Requisite Vote, the Agent shall instruct the Equity Trust Trustee or a proxy to vote all of the Bondholder Shares pursuant to and in accordance with the terms of the Equity Trust Agreement or take such action or exercise such right in accordance with the direction of the Holders representing the Requisite Vote. The Agent shall not provide any instruction to vote the Capital Stock or Trust Interests, other than in accordance with such instructions.
     If the Agent determines that it requires direction from the Holders as to the performance of any action or the exercise of any rights conferred upon it pursuant to this Agreement or the Equity Trust Agreement, the Agent may request direction from the Holders pursuant to the foregoing paragraph. Furthermore, if Holders representing more than 10% of the aggregate number of Units wish to direct the Agent to take any action or exercise any right conferred upon it pursuant to this Agreement (including, without limitation, to remove or replace the Agent pursuant to Section 8.4), the Equity Trust Agreement or the by-laws of the Company, such

Holders may send a written request to the Agent instructing the Agent to request direction from the Holders pursuant to the foregoing paragraph. Such written request shall contain a brief description of the action or actions to be taken, including a list of resolutions to be submitted to the Holders for their vote. Promptly after the Agent determines that it requires direction from the Holders or the Agent receives a written request from Holders representing more than 10% of the aggregate number of Units, the Agent shall mail to the Holders a notice, which notice shall be in the form attached as Exhibit D, which shall contain a description of the action that the Agent proposes to take or the right it wishes to exercise or the action that the requesting Holders propose that the Agent take or the right the requesting Holders wish the Agent to exercise, as well as the information required pursuant to clauses (b) and (c) of the foregoing paragraph. The Agent shall mail to the Holders such notice at least 30 days prior to the date it establishes as the deadline to accept votes from the Holders.
     The Agent shall submit any action it proposes to take or any exercise of a right it proposes to exercise pursuant to any provision of the Equity Trust Agreement, including but not limited to Clauses 9, 11, 12, 20, 21 and 23 thereof, for a vote of the Holders pursuant to the second paragraph of this Section 7.1, prior to taking any such action or exercising any such right, and, following such submission, shall take such action or exercise such right as directed by a Requisite Vote.
     The Agent shall, if requested by the Equity Trust Trustee, deliver, at least 2 Business Days prior to the date of such meeting or event (or such sooner time as may be required by the Equity Trust Agreement), to the Equity Trust Trustee, copies of all instructions received from Holders in accordance with which the Agent will instruct the Equity Trust Trustee or a proxy to vote the Bondholder Shares, as applicable, pursuant to the Equity Trust Agreement, at such meeting or upon such event.
     Whenever the Agent shall receive a Demand Request pursuant to the Registration Rights Agreement, the Agent, within two Business Days of such receipt, shall deliver a copy of the Demand Request to the Holders.
     SECTION 7.2. Reports
     The Agent shall make available for inspection by Holders at its Corporate Trust Office any reports and communications, including any proxy soliciting material, received from the Company or Equity Trust Trustee which are both (a) received by the Agent under the Equity Trust Agreement or as the custodian of the Global Trust Certificate and (b) made generally available to the holders of Trust Interests or the Company’s Capital Stock by the Company or the Equity Trust Trustee. The Agent shall also send to the Holders copies of such reports when furnished by the Company pursuant to Section 8.5.
ARTICLE VIII
The Agent
     SECTION 8.1. Maintenance of Office and Transfer Books by the Agent

     The Agent shall maintain in the Borough of Manhattan, The City of New York, facilities for the delivery, registration and registration of transfers of Trust Interests in accordance with the provisions of this Agreement.
     The Agent shall keep books, at its Corporate Trust Office, for the registration and transfers of Trust Interests which at all reasonable times shall be open for inspection by the Holders, provided that such inspection shall not be for the purpose of communicating with Holders in the interest of a business or object other than the business of the Company or a matter related to this Agreement or the Trust Interests.
     The Agent may close the transfer books, to the extent practicable, at any time or from time to time, when reasonably deemed expedient by it in connection with the performance of its duties hereunder or at the written request of the Company.
     The Company shall have the right, at all reasonable times, to inspect transfer and registration records of the Agent relating to the Trust Interests and to require the Agent to supply copies of such portions of such records as the Company may request.
     SECTION 8.2. Prevention or Delay in Performance by the Agent
     The Agent or any of its directors, employees, agents or affiliates shall not incur any liability to any Holder, the Equity Trust Trustee or the Company, if by reason of any provision of any present or future Law or regulation of the United States, Mexico or any other country, or of any governmental or regulatory authority or stock exchange, or by reason of any act of God or war or other circumstances beyond its control, the Agent shall be prevented, delayed or forbidden from, or be subject to any civil or criminal penalty on account of, doing or performing any act or thing which by the terms of this Agreement or the Equity Trust Agreement it is provided shall be done or performed; nor shall the Agent or any of its directors, employees, agents or affiliates incur any liability to any Holder, the Equity Trust Trustee or the Company by reason of any nonperformance or delay, caused as aforesaid, in the performance of any act or thing which by the terms of this Agreement or the Equity Trust Agreement it is provided shall or may be done or performed, or by reason of any exercise of, or failure to exercise, any discretion provided for in this Agreement or the Equity Trust Agreement.
     SECTION 8.3. Obligations of the Agent
     The Agent assumes no obligation nor shall it be subject to any liability under this Agreement to any Holder (including, without limitation, liability with respect to the validity or worth of the Bondholder Shares), except that it agrees to perform its obligations specifically set forth in this Agreement without gross negligence or bad faith.
     The Agent shall not be liable for any action or nonaction by it in reliance upon the advice of or information from its legal counsel or accountants, the Equity Trust Trustee, any Holder (with respect to such Holder) or the Holders (acting by a Requisite Vote) or any other person believed by it in good faith to be competent to give such advice or information.

     The Agent shall not be liable for any acts or omissions made by a successor agent whether in connection with a previous act or omission of the Agent or in connection with any matter arising wholly after the removal or resignation of the Agent, provided that in connection with the issue out of which such potential liability arises the Agent performed its obligations without gross negligence or bad faith while it acted as Agent.
     Agent acknowledges and agrees that pursuant to the Equity Trust Agreement the Agent will be required annually to deliver to the Equity Trust Trustee updated information requested by the Equity Trust Trustee under the “Know Your Costumer” policies developed by the Equity Trust Trustee, pursuant to the applicable provisions of the Ley de Instituciones de Crédito (Banking Act) of Mexico and other applicable legal provisions.
     The Agent shall not be liable for any actions taken or omitted by it in connection with the performance of its duties and obligations hereunder other than any liability that arises due to the Agent’s gross negligence or bad faith. The Agent (i) shall be obligated only for the performance of such duties as are expressly and specifically set forth in this Agreement on its part to be performed, and no implied duties or obligations of any kind shall be read into this Agreement against or on the part of the Agent; (ii) shall not be obligated to take any legal or other action hereunder which might in its judgment involve or cause it to incur any expense or liability unless it shall have been furnished with satisfactory indemnification; (iii) may employ and consult counsel satisfactory to it, including in-house counsel, and the opinion of such counsel shall be full and complete authorization and protection in respect of any action taken, suffered or omitted by it hereunder in good faith and in accordance with the opinion of such counsel; and (iv) shall not be responsible for delays or failures in performance resulting from acts beyond its control, including without limitation, acts of God, strikes, lockouts, riots, act of war, epidemics, governmental regulations superimposed after the fact, fire, communication line failures, computer viruses, power failures, earthquakes or other disasters.
     SECTION 8.4. Resignation and Removal of the Agent
     The Agent may at any time resign as Agent hereunder by written notice of its election so to do delivered to the Company and the Holders, such resignation to take effect upon the appointment of a successor agent and its acceptance of such appointment as hereinafter provided. If no successor agent has been appointed with 90 days after receipt of the Agent’s written notice of its resignation, the Agent may, at the expense of the Company, petition a court of competent jurisdiction for the appointment of a successor agent.
     The Agent may at any time be removed by the Holders, with or without cause (upon a Requisite Vote of the Holders), by written notice of such removal effective upon the appointment of a successor agent and its acceptance of such appointment as hereinafter provided.
     In case at any time the Agent acting hereunder shall resign or be removed, the Company shall use its reasonable efforts to appoint a successor agent, which shall be approved by a Requisite Vote of the Holders and shall be a bank or trust company having an office in the

Borough of Manhattan, The City of New York. Every successor agent shall execute and deliver to its predecessor, the Company and the Holders an instrument in writing accepting its appointment hereunder and under the Equity Trust Agreement (as required under the Equity Trust Agreement), and thereupon such successor agent, without any further act or deed, shall become fully vested with all the rights, powers, duties and obligations of its predecessor; but such predecessor, nevertheless, upon payment of all sums due it and on the written request of the Company, the Holders or such successor agent shall execute and deliver an instrument transferring to such successor all rights and powers of such predecessor hereunder, shall duly assign, transfer and deliver all right, title and interest in and to the Global Trust Certificate to such successor, and shall deliver to such successor a list of the Holders. Any such successor agent shall promptly mail notice of its appointment to the Holders.
     Any corporation into or with which the Agent may be merged or consolidated shall be the successor of the Agent without the execution or filing of any document or any further act.
     Upon resignation or removal of the Agent, such removed or resigning Agent shall deliver prompt written notice to the Company, the Equity Trust Trustee and the Holders.
     SECTION 8.5. Notices and Reports
     The Company (whether or not the Company is a public reporting company at the time) will furnish the Agent: (i) annual reports on Form 20-F within 180 days after the end of the first year (or any successor form) containing the information required to be contained therein (or required in such successor form); (ii) within 60 days after the end of each of the first three fiscal quarters of each fiscal year, reports on Form 6-K (or any successor form) including “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and unaudited quarterly financial statements of the Company; and (iii) promptly (but not necessarily in the time frames provided in Form 8-K) from time to time after the occurrence of an event required to be therein reported, such other reports on Form 6-K (or any successor form) containing substantially the same information required to be contained in Form 8-K (or required in any successor form). Each of the reports required by this paragraph shall be prepared in accordance with GAAP consistently applied and will be prepared in accordance with the applicable rules and regulations of the Commission. The Company shall not be obligated to file any such reports with the Commission if the Commission does not permit such filings.
     Delivery of such reports, information and documents to the Agent is for informational purposes only and the Agent’s receipt of such shall not constitute constructive notice of any information contained therein or determinable from information contained therein.
     The Company will timely provide the Agent with the quantity of such reports and communications, as requested by the Agent from time to time, in order for the Agent to effect such mailings.
     Upon receipt of any of the reports described in this Section 8.5, notices from the Equity Trust Trustee regarding shareholders’ meetings, proposed unanimous written resolutions of shareholders or any other notice from the Equity Trust Trustee, or judicial or other notice or claim with respect to the Capital Stock of the Company or the Trust Interests, or the Agent shall have knowledge of any fact that may affect in any form the Capital Stock of the Company or the Trust Interests, the Agent shall forward a copy of any such notice or a description of any such fact to the Holders no later than one Business Day following the day such notice shall have been received or the day on which the Agent shall have acquired such knowledge.
     From time to time, upon reasonable request from the Company, the Agent shall provide the Company with the list of Holders registered on its books, promptly after such request.
     SECTION 8.6. Distribution of Additional Trust Interests
     The Company agrees that in the event of any issuance or distribution of additional Trust Interests, the Company will promptly furnish to the Agent a written opinion from U.S. counsel for the Company, which counsel shall be satisfactory to the Agent, stating whether or not a registration statement under the Securities Act with respect to such distribution is required to be in effect prior to making such distribution available to Holders entitled thereto. If in the opinion of such counsel a registration statement is required, such counsel shall furnish to the Agent a written opinion as to whether or not there is a registration statement in effect with respect to such distribution.
     SECTION 8.7. Indemnification
     The Company agrees to indemnify the Agent, its directors, employees, agents and affiliates against, and hold each of them harmless from, any liability or expense (including, but not limited to, the reasonable fees and expenses of counsel) which may arise out of acts performed or omitted in connection with, this Agreement, as the same may be amended, modified or supplemented from time to time, (i) by the Agent or its directors, employees, agents and affiliates, except for any liability or expense arising out of the gross negligence or bad faith of any of them; or (ii) by the Company or any of its directors, employees, agents and affiliates.
     The Company agrees to indemnify the Agent, its directors, employees, agents and affiliates against, and hold each of them harmless from, any liability or expense (including, but not limited to, the reasonable fees and expenses of counsel) which may arise out of any registration of the Trust Interests (or the corresponding Capital Stock) for the offer or sale thereof. The indemnities provided in this paragraph shall apply to any such liability or expense which may arise out of any misstatement or alleged misstatement or omission or alleged omission in any registration statement, proxy statement, prospectus (or placement memorandum), or preliminary prospectus (or preliminary placement memorandum) relating to the offer of sale of Trust Interests (or the corresponding Capital Stock), except, in the case of the Agent, to the extent any such liability or expense arises out of (i) information relating to the Agent, furnished in writing and not materially changed or altered by the Company expressly for use in any of the foregoing documents, or (ii) if such information is provided, the failure to state a material fact necessary to make the information provided not misleading.
     Any person seeking indemnification hereunder (an “indemnified person”) shall notify the person from whom it is seeking indemnification (the “indemnifying person”) of the commencement of any indemnifiable action or claim promptly after such indemnified person becomes aware of such commencement and shall consult in good faith with the indemnifying person as to the conduct of the defense of such action or claim. No identified person shall compromise or settle any action or claim without the consent of the indemnifying person.
     SECTION 8.8. Charges of Agent
     On the date of the signing of this Agreement, the Company agrees to pay the fees and reasonable out-of-pocket expenses of the Agent (including the fees and expenses of the Agent’s counsel) as has been separately agreed to in writing between the Company and the Agent, .
     The Agent acknowledges and agrees that it will look solely and exclusively to the Company for the payment of its fees and expenses hereunder and, therefore, it expressly agrees not to look to the Bondholder Shares, the Sale Proceeds or any other property of the Holders for any such payment. No Holder shall be liable for any delay or failure by the Company to pay the fees or expenses of the Agent. Notwithstanding the foregoing, if, upon the sale of the Bondholder Shares in accordance with the Equity Trust Agreement, the fees and/or expenses of the Agent shall have remained unpaid by the Company for a period of thirty (30) days, the Agent may retain from the Sale Proceeds any such unpaid fees and expenses before distributing such Sale Proceeds to the Holders as herein provided. No such retention of proceeds by the Agent shall relieve the Company of its obligation to pay such fees and/or expenses and in such event the Company shall continue to be obligated to pay any such amount to the Agent for distribution to the Holders as herein provided.
     The Agent may own and deal in any class of securities of the Company and its affiliates and in Trust Interests.
     SECTION 8.9. Retention of Agent Documents
     The Agent is authorized to destroy those documents, records, bills and other data compiled during the term of this Agreement at the times permitted by the Laws or regulations governing the Agent unless the Company requests in writing that such papers be retained for a longer period or turned over to the Company or to a successor agent.
ARTICLE IX
Amendment and Termination
     SECTION 9.1. Amendment
     Any provisions of this Agreement may at any time and from time to time be amended by agreement between the Company and the Agent without the consent of Holders (i) to cure any ambiguity, omission, defect, mistake or inconsistency or (ii) to make any change that does not adversely affect the rights of any Holder. Any other amendment shall only become effective as to outstanding Trust Interests if the Holders approve such amendment by a Requisite Vote (provided that the Holders shall have been given a period of at least 30 days to respond to such amendment request).
     In connection with any amendment to this Agreement, the Agent shall be entitled to receive, and shall be fully protected in relying upon, an opinion of counsel to the Company stating that such amendment is authorized or permitted by this Agreement and by the Equity Trust Agreement, and that all conditions precedent to the Agent’s execution of the amendment have been complied with by the Company.
     SECTION 9.2. Termination
     This Agreement shall terminate upon the termination of the Equity Trust Agreement following a sale of the Capital Stock held by the Equity Trust Trustee thereunder and distribution in cash to the Holders of their ratable share of the proceeds thereof, or upon a distribution or sale or other disposition of Capital Stock pursuant to Section 4.4. If any Trust Interests shall remain outstanding after the effective date of termination, the Agent thereafter shall discontinue the registration of transfers of Trust Interests, shall suspend the distribution of dividends to the Holders thereof, and shall not give any further notices or perform any further acts under this Agreement, except that the Agent shall continue to collect dividends and other distributions pertaining to any assets held hereunder, shall sell other property as provided in this Agreement and shall deliver any dividends or other distributions received with respect thereto and the net proceeds of the sale of any other property, in exchange for Trust Interests surrendered to the Agent (after deducting, in each case, any applicable taxes or governmental charges). At any time after the expiration of one year from the effective date of termination, the Agent may sell any assets then held hereunder and may thereafter hold uninvested the net proceeds of any such sale, together with any other cash then held by it hereunder, unsegregated and without liability for interest, for the pro rata benefit of the Holders which have not theretofore been surrendered, such Holders thereupon becoming general creditors of the Agent with respect to such net proceeds. After making such sale, the Agent shall be discharged from all obligations under this Agreement, except to account for such net proceeds and other cash. Upon the termination of this Agreement, the Company shall be discharged from all obligations under this Agreement except for its obligations to the Agent under Sections 8.7 and 8.8 hereof.
ARTICLE X
Miscellaneous
     SECTION 10.1. Counterparts
     This Agreement may be executed in any number of counterparts, each of which shall be deemed an original and all of such counterparts shall constitute one and the same instrument. Copies of this Agreement shall be filed with the Agent and shall be open to inspection by any Holder during business hours.

     SECTION 10.2. No Third Party Beneficiaries
     This Agreement is for the exclusive benefit of the parties hereto and shall not be deemed to give any legal or equitable right, remedy or claim whatsoever to any other person. Notwithstanding the foregoing, the Holders are and shall be third party beneficiaries of this Agreement and are and shall be entitled to all of the benefits provided to the Holders hereunder.
     SECTION 10.3. Severability
     In case any one or more of the provisions contained in this Agreement should be or become invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein or therein shall in no way be affected, prejudiced or disturbed thereby.
     SECTION 10.4. Notices
     All notices and other communications hereunder must be made in English, in writing and shall be (a) transmitted by hand delivery, (b) mailed by first class, registered or certified mail, postage prepaid, (c) transmitted by overnight courier or (d) transmitted by telecopy, confirm receipt requested, and in each case at the following addresses or fax numbers:

If to the Agent:	The Bank of New York
101 Barclay Street, 4E
New York, New York 10286
Facsimile: (212) 815-5802/5803
Attention: Global Finance Americas
or to such other address or fax number as may be notified by the Agent in writing from time to time.

If to the Company:	Rodolfo Gaona #86
Col. Lomas de Sotelo
México D.F. 11200 México
Telephone: +52 (55) 2629-5808
Facsimile: +52 (55) 2629-5895
Attention: General Counsel
with copies (which shall not constitute notice) to:

Milbank, Tweed, Hadley & McCloy LLP
1 Chase Manhattan Plaza
New York, NY 10005
Telephone: (212) 530-5000

Fax: (212) 530-5219
Attention: Matthew S. Barr, Esq.

and to:	Galicia y Robles, S.C.
Torre del Bosque
Blvd. Manuel Avila Camacho 24 — Piso 7
Col. Lomas de Chapultepec
11000 México, D.F., México
Telephone: +52 (55) 5540-9200
Fax: +52 (55) 5540-9202
Attention: Francisco Fernández Cueto
or to such other address or fax number as may be notified by the Company in writing from time to time.
If to any Holder, to such Holder at the address of such Holder as it appears on the transfer books for Trust Interests of the Agent, or, if such Holder shall have filed with the Agent a written request that notices intended for such Holder be mailed to some other address, at the address designated in such request.
with copies (which shall not constitute notice) to:

Akin Gump Strauss Hauer & Feld LLP
590 Madison Avenue
New York, NY 10022
Telephone: (212) 872-1000
Facsimile: (212) 872-1002
Attention: Michael S. Stamer, Esq.
Steven H. Scheinman, Esq.
SECTION 10.5. Submission to Jurisdiction; Appointment of Agent for Service of Process
     The Company hereby irrevocably designates and appoints CT Corporation, 111 Eighth Avenue, 13th Floor, New York, NY 10011, as the Company’s authorized agent upon which process may be served in any suit or proceeding arising out of or relating to this Agreement and agrees that service of process upon said authorized agent shall be deemed in every respect effective service of process upon the Company in any such suit or proceeding. Each of the parties hereto hereby consents and submits to the jurisdiction of any state or federal court sitting in the Borough of Manhattan, The City of New York, State of New York, in which any such suit or proceeding may be instituted and expressly waives any other court that may have jurisdiction by virtue of the Company’s present or future domicile or otherwise. The Company agrees to deliver, upon the execution and delivery of this Agreement, a written acceptance by the authorized agent referred to above of its appointment as such agent. The Company further agrees to take any and all action, including the filing of any and all such documents and instruments, as may be necessary to continue such designation and appointment in full force and effect for so long as any Trust Interests remain outstanding or this Agreement remains in force. In the event the Company fails to continue such designation and appointment in full force and effect, the Company hereby waives personal service of process upon it and consents that any such service of process may be made by certified or registered mail, return receipt requested, directed to the Company at its address last specified for notices hereunder, and service so made shall be deemed completed five (5) days after the same shall have been so mailed.
     SECTION 10.6. Governing Law
     This Agreement shall be interpreted and all rights hereunder and provisions hereof shall be governed by the Laws of the State of New York.
     SECTION 10.7. Release
     By execution of this Agreement, the Agent and the Holders acknowledge and agree that none of the members of the Board of Directors, officers or representatives of the Company shall have or assume any liability in respect of the Company’s obligations arising from the execution of this Agreement under the provisions of Article 233, in relation with Article 229, paragraph (V), of the General Law of Commercial Organizations (Ley General de Sociedades Mercantiles). Consequently, each of such persons is released from such liability, with the broadest release that may be granted pursuant to applicable law, without the Agent or the Holders reserving any action against them for such liability, which is hereby expressly and irrevocably waived.

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement for the benefit of the Holders as of the day and year first set forth above.

SATÉLITES MEXICANOS, S.A. DE C.V.
By:	/s/ Cynthia Pelini
Name: Cynthia Pelini
Title: Chief Financial Officer

THE BANK OF NEW YORK, as Agent
By:
Name:
Title:

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement for the benefit of the Holders as of the day and year first set forth above.

SATÉLITES MEXICANOS, S.A. DE C.V.
By:
Name:
Title:

THE BANK OF NEW YORK, as Agent
By:	/s/ Isaura Tolentino
Name: Isaura Tolentino
Title: Assistant Vice President

EXHIBIT A
Equity Trust Agreement

Exhibit B

Exhibit C

Exhibit D

Exhibit B
[Date]
[Holder Name]
[Holder Address]
     This notice is being sent to you pursuant to Article V of the Agency Agreement (the “Agreement”), dated as of November 29, 2006, between Satélites Mexicanos, S.A. de C.V. (the “Company”) and The Bank of New York, as agent (the “Agent”). All capitalized terms used herein and not defined herein shall have the meanings set forth in the Agreement.
     On [Date], a [shareholder resolution] [shareholder written consent] was passed authorizing an increase in the Capital Stock of the Company, which allows holders of Capital Stock of the Company to subscribe and pay for additional shares of Capital Stock of the Company. As a Holder of the Trust Interests, which correspond to the Bondholder Shares, you may instruct the Agent to cause the Equity Trust Trustee to subscribe and pay for additional shares of Capital Stock for your benefit.
     Attached hereto as Annex 1 is the notice received from the Equity Trust Trustee in connection with the subscription for new shares of Capital Stock of the Company. Attached hereto as Annex 2 is the Notice of Subscription received from the Company, which contains a statement describing the nature and amount of such increase in Capital Stock, the number of new shares of Capital Stock that may be acquired by subscription for each share of Capital Stock currently outstanding and the amount that must be paid to subscribe for each new share of Capital Stock. Attached as Annex 3 is a copy of the Agreement.
     If you wish to instruct the Agent to cause the Equity Trust Trustee to subscribe and pay for additional shares of Capital Stock for your benefit, please complete the information requested in Annex 4 hereto, and return, no later than [Date], to:
[Agent Address and Fax Number]
     Only Holders of record as of [Record Date] on the books of the Agent shall be entitled to instruct the Agent to cause the Equity Trust Trustee to subscribe and pay for additional shares of Capital Stock for your benefit.
Very truly tours,
[Agent]

1

Annex 1
[See attached notice from Equity Trust Trustee]

2

Annex 2
[See attached Notice of Subscription]

3

Annex 3
[See attached copy of the Agreement]

4

Annex 4
Request to Subscribe for New Shares of Capital Stock
     I, [Holder Name], am the Holder of [___] Units, which represent [___] shares of [applicable series of Capital Stock].
     I wish to instruct the Agent to cause the Equity Trust Trustee to subscribe for [___] additional shares of [applicable series of Capital Stock].1
     In order to pay for the such additional shares of [applicable series of Capital Stock], I am delivering $[___]2 to the following account:
     [Insert Agent’s wiring instructions].
Sincerely,
[Holder]

[1]	To the extent that the Holder requests subscription for more shares than he/she is entitled, the Agent shall cause the Equity Trust Trustee to subscribe for the maximum amount of shares the Holder is entitled to subscribe for.

[2]	To the extent that the Holder provides insufficient funds to subscribe for the total shares requested, the Agent shall cause the Equity Trust Trustee to subscribe for the maximum amount of shares for which the Holder could subscribe for with the funds provided.

5

Exhibit C
Form of Shareholder Action Notice
[Date]
[Equity Trust Trustee]
[Equity Trust Trustee Address]
     This notice is being delivered pursuant to the terms of the Administration Trust Agreement (the “Equity Trust Agreement”) No. F/0 [•], dated as of November 28, 2006, among Satélites Mexicanos, S.A. de C.V. (the “Company”), Deutsche Bank México, S.A., Institución de Banca Múltiple, División Fiduciaria (the “Equity Trust Trustee”) and the other parties thereto and shall constitute a Shareholder Action Notice (as defined in the Equity Trust Agreement).
     For purposes of [subscribing and paying for additional shares of Capital Stock of the Company, as described in Annex 1 hereto] [voting the Bondholder Shares at the shareholder meeting described in Annex 1 hereto] [approving the written shareholder consent as described in Annex 1 hereto], please issue a proxy, with regards to the Bondholder Shares, to [Individual Name].
Sincerely,
[Agent]

6

Annex 1
[See Attached Notice from Equity Trust Trustee]

7

Exhibit D
Form of Notice of Shareholder Vote, Proposed Agent Action or Shareholder Proposal
[Date]
[Holder Name]
[Holder Address]
     This notice is being sent to you pursuant to Section 7.1 of the Agency Agreement (the “Agreement”), dated as of November 29, 2006, between Satélites Mexicanos, S.A. de C.V. (the “Company”) and The Bank of New York, as agent (the “Agent”). All capitalized terms used herein and not defined herein shall have the meanings set forth in the Agreement.
     [On [Date], a [shareholder resolution] [shareholder written consent] [vote of the Capital Stock of the Company] will take place. As a Holder of the Trust Interests, which correspond to the Bondholder Shares, you may instruct the Agent to instruct the Equity Trust Trustee or a proxy to vote the Bondholder Shares; however, all the Bondholder Shares shall be voted as a Requisite Vote directs.] 3
     [On [Date], the Agent [proposes to] [has been requested to] [insert brief description of proposed action], as a Holder of Units, you may instruct the Agent to take such action; however, the Agent shall only take such action if it receives a Requisite Vote approving such action.]4
     Attached hereto as Annex 1 is the notice [received from the Equity Trust Trustee] [received from certain Holders] [prepared by the Agent] in connection with the [shareholder resolution] [shareholder written consent] [vote of the Capital Stock of the Company] [Agent request for direction] [Holder request for action]. [Attached hereto as Annex 2 is the Notice of Vote received from the Company, which contains a statement describing the matter or matters to be voted upon, including a list of resolutions that will be submitted for vote.] Attached hereto as Annex 3 is a copy of the Agreement.
     If you wish to instruct the Agent to [instruct the Equity Trust Trustee] [instruct a proxy] [to vote the Bondholder Shares] [to take the described action], please complete the information requested in Annex 4 hereto, and return, no later than [Date], to:
[Agent Address and Fax Number]
     Only Holders of record as of [Record Date] on the books of the Agent shall be entitled to instruct the Agent to [instruct the Equity Trust Trustee] [instruct a proxy] [to vote the Bondholder Shares] [to take the described action].

[3]	Insert if notice is with respect to a shareholder vote.

[4]	Insert if notice is with respect to action to be taken under the Agreement or Equity Trust Agreement or if Agent is requesting direction or Holders representing 10% of the Units is requesting action.

8

Very truly tours,
[Agent]

9

Annex 1
[See attached notice [received from the Equity Trust Trustee] [received from certain Holders]
[prepared by the Agent]]

10

Annex 2
[See attached Notice of Vote]

11

Annex 3
[See attached copy of the Agreement]

12

Annex 4
     I, [Holder Name], am the Holder of [___] Units, which represent [___] shares of [applicable series of Capital Stock].
     [I wish to instruct the Agent to vote the Bondholder Shares in favor of resolutions number [insert numbers] set forth in the Notice of Vote, attached hereto as Annex A.]
     [I wish to instruct the Agent to vote the Bondholder Shares in favor of resolutions number [insert numbers] set forth in the [notice received from Certain Holders] [notice prepared by the Agent], attached hereto as Annex A.]
Sincerely,
[Holder]

13